UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from
Commission file number: 1-36313

TIMKENSTEEL CORPORATION
VOLUNTARY INVESTMENT
PENSION PLAN
(Full title of the Plan)

TIMKENSTEEL CORPORATION
1835 Dueber Avenue SW, Canton, OH 44706
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

TimkenSteel Corporation Voluntary Investment Pension Plan
Financial Statements and Supplemental Schedule
December 31, 2016 and 2015, and Year Ended December 31, 2016

PAGE
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	16

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
TimkenSteel Corporation Voluntary Investment Pension Plan
Canton, Ohio

We have audited the accompanying statements of net assets available for benefits of the TimkenSteel Corporation Voluntary Investment Pension Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at year end) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Cleveland, Ohio
June 28, 2017

TimkenSteel Corporation Voluntary Investment Pension Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets:
Investments, at fair value:
Interest in The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	$133,317,992	$112,706,556
Receivables:
Contributions receivable from TimkenSteel Corporation	—	2,915
Participant notes receivable	3,529,436	3,830,061
Total receivables	3,529,436	3,832,976

Net assets available for benefits	$136,847,428	$116,539,532
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Voluntary Investment Pension Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

Additions:
Interest income from participant notes receivable	$161,721
Investment gain:
Net investment gain from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	22,495,533
Contributions:
Participants	4,405,314
Participant rollovers	22,979
Total contributions	4,428,293
Total additions	27,085,547

Deductions:
Benefits paid directly to participants	6,767,177
Administrative expenses	10,474
Total deductions	6,777,651

Net increase	20,307,896

Net assets available for benefits:
Beginning of year	116,539,532
End of year	$136,847,428
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements
December 31, 2016 and 2015, and Year Ended December 31, 2016
1. Description of the Plan
The following description of the TimkenSteel Corporation Voluntary Investment Pension Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan was established effective June 30, 2014 in connection with the spinoff (spinoff) of TimkenSteel Corporation (the Company) from The Timken Company (Timken). In the spinoff, Timken transferred certain assets and liabilities relating to TimkenSteel Corporation employees and retirees to the Plan.
General
The Plan is a defined contribution plan covering all full-time hourly employees of TimkenSteel Corporation (the Company and Plan Administrator) who are represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. Employees of the Company become eligible to participate in the Plan beginning the first month following completion of a 120 working day probationary period, provided that health care benefits have become effective. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Under the provisions of the Plan, participants may contribute any whole percentage of their gross earnings, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, except Roth rollovers. Upon enrollment, a participant may direct their contribution in 1% increments to any of the Plan’s fund options. The Company makes no matching or other contributions. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on account balances (as defined in the Plan). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants vest immediately in all contributions plus actual earnings thereon.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

Participant Notes Receivable
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years. The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions or direct payments from participants.
Payment of Benefits
Upon termination of service, a participant may receive a lump-sum amount equal to the balance of their account or elect to receive installment payments of their assets over a period of time not to exceed their life expectancy, or transfer their account balance to another qualified plan. If a participant’s account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70½. Participants having a vested account balance less than $1,000 receive a lump-sum amount equal to their vested account balance.
Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.
Plan Transfers
Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company, may be eligible to transfer account balances between plans. Transfers between the plans are subject to approval by the Plan Administrator.
Plan Termination
The Plan shall continue in full force and effect until January 1, 2018, and for yearly periods thereafter unless either the Company or the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union shall notify the other party in writing within 60 days before the termination date of the 401(k) Agreement that they desire to terminate the agreement.
The Plan may generally be amended by mutual consent of the Company and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. In the event of Plan termination, the Plan’s trustee, Great-West Trust Company, LLC (formerly JP Morgan) (Trustee) shall distribute to each participant the amount standing to their credit in their separate account. Participants may elect to have dividends in TimkenSteel Corporation ESOP Stock Fund distributed to them in cash rather than automatically reinvested in TimkenSteel common shares.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

2. Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain prior year amounts have been reclassified to conform to the current presentation.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Company's Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the two other defined contribution plans sponsored by the Company.
The Plan's Trustee maintains a collective investment trust of common shares of TimkenSteel Corporation and a collective investment trust of common shares of the Timken Company, in which the Company’s defined contribution plans participate on a unit basis. Participation units in TimkenSteel Corporation ESOP Stock Fund and Timken Company Stock Fund are valued at net asset value.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when received.
Participant Notes Receivable
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participants' notes receivable is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.
New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting. The amendments in this update require that a Plan’s interest in a master trust and any change in that interest be presented in a separate line item in the statement of net assets and in the statement of net assets available for plan benefits. The amendments in the ASU also require all plans to disclose (1) their master trust’s other asset and liability balances and

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

(2) the dollar amount of the plan’s interest in each of those balances. The amendments in the ASU are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted.  The Plan anticipates adopting this ASU effective January 1, 2017 and does not anticipate this adoption will have a significant impact on the net assets available for plan benefits.
In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this update removed the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. However, sufficient information must be provided to permit reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the financial statements. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2015. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016. The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, and the disclosures in Note 4 are presented accordingly.
In July 2015, the FASB issued ASU No. 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient - consensuses of the Emerging Issues Task Force. The amendments in this update (I) require a benefit plan to use contract value as the only measure for fully benefit-responsive investment contracts, (II) simplify and increase the effectiveness of the investment disclosure requirements for employee benefit plans, and (III) provide benefit plans with a measurement-date practical expedient similar to the practical expedient provided to employers in ASU 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets. The amendments in this update are effective for fiscal years beginning after December 15, 2015. Upon adoption, the amendments in Part I and Part II shall be applied retrospectively to all periods presented, while the amendments in Part III shall be applied prospectively. Management elected to early adopt Parts I and II as of December 31, 2015 and the presentation of the financial statements and notes herein is presented accordingly.
Evaluation of Subsequent Events
The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2016, through the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements.  Based on this evaluation, other than as recorded or disclosed within the financial statements and related notes, the Plan has determined that there were no additional events that were required to be recognized or disclosed.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.
Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.
The following table presents the fair values of investments in the Master Trust as of December 31, 2016 and 2015:

	2016	2015
Investments, at Fair Value:
Company ESOP Fund and Timken Company Stock Fund	$77,822,014	$47,226,354
Registered Investment Companies	153,708,668	147,525,992
Common Collective Trust Funds	167,924,807	162,544,656

Net Assets of Master Trust	$399,455,489	$357,297,002

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

The following table presents changes in net assets in the Master Trust as of December 31, 2016:

Additions:
Investment gain:
Net investment gain from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	$59,446,132
Contributions:
Participants	11,901,672
Participant rollovers	4,688,256
TimkenSteel Corporation	1,351,638
Total contributions	17,941,566
Total additions	77,387,698

Deductions:
Benefits paid directly to participants	35,083,248
Administrative expenses	145,963
Total deductions	35,229,211

Net Increase	42,158,487

Net assets available for benefits:
Beginning of year	357,297,002
End of year	$399,455,489
The net investment gain of the Master Trust for the year ended December 31, 2016, is summarized as follows:

Net appreciation in fair value of investments	$54,418,772
Interest and dividend income	5,027,360
Investment gain before expenses	59,446,132
Investment manager and administrative expenses	(145,963)
Total	$59,300,169

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

The Plan’s ownership percentage in the Master Trust as of December 31, 2016 and 2015 was 33.37% and 31.54%, respectively. The following table provides the investment percentage specific to the Plan’s ownership percentage in the Master Trust as of December 31, 2016 and 2015, respectively.

	2016	2015
Investment Program
American Funds EuroPacific Growth - R6	16.1%	16.5%
American Funds Washington Mutual - R6	28.6%	32.0%
American Beacon Small Cap Value - Inst	31.0%	30.2%
Vanguard Target Retirement Income Fund	18.3%	16.6%
Vanguard Target Retirement Fund 2015	29.5%	26.6%
Vanguard Target Retirement Fund 2025	29.8%	31.6%
Vanguard Target Retirement Fund 2035	26.9%	27.7%
Vanguard Target Retirement Fund 2045	26.4%	24.6%
Vanguard Target Retirement Fund 2020	42.5%	31.5%
Vanguard Target Retirement Fund 2030	21.9%	25.3%
Vanguard Target Retirement Fund 2040	19.4%	36.7%
Vanguard Target Retirement Fund 2050	15.7%	22.6%
T Rowe Price Inst Large Cap Core Growth - Inst	31.8%	30.5%
Wells Fargo Small Company Growth	30.1%	34.7%
SSgA Russell Small Cap Index NL-A	21.3%	22.7%
JPMorgan Core Bond	30.0%	28.1%
JPMCB Equity Index - CF	40.1%	40.6%
The Timken Company Stock Fund	28.2%	26.8%
TimkenSteel Corporation ESOP Stock Fund	46.9%	41.8%
Wells Fargo Stable Value Fund - E	—%	—%
Wells Fargo Stable Value Fund - W	100.0%	100.0%

4. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification (ASC) 820 are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

Level 2 – Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following tables set forth by level, within the fair value hierarchy, the Master Trust's assets at fair value on a recurring basis as of December 31, 2016 and 2015:

	Assets at Fair Value as of December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets:
Registered Investment Companies	$153,708,668	$153,708,668	—	—
Total assets in the fair value hierarchy	153,708,668	153,708,668	—	—
Investments measured at net asset value (a)	245,746,821	—	—	—
Total Assets of Master Trust	$399,455,489	$153,708,668	$—	$—

	Assets at Fair Value as of December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Registered Investment Companies	$147,525,992	$147,525,992	—	—
Total assets in the fair value hierarchy	147,525,992	147,525,992	—	—
Investments measured at net asset value (a)	209,771,010	—	—	—
Total Assets of Master Trust	$357,297,002	$147,525,992	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value.
Registered investment companies are valued at the daily closing price as reported by the fund. The funds held by the Plan are open-ended funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The funds held by the Plan are deemed to be actively traded.
Common Collective Trust Funds are valued based on the NAV of units of the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following tables summarize investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2016 and 2015:

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan Core Bond Fund	$33,443,600	Not applicable	Daily	Trade Day + 1 Day
JPMCB Equity Index - CF	71,922,458	Not applicable	Daily	Trade Day + 1 Day
SSgA Russell Small Cap Index NL-A	18,386,108	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & W	44,172,641	Not applicable	Daily	Trade Day
TimkenSteel Corporation ESOP Fund	44,485,857	Not applicable	Daily	Trade Day
Timken Company Stock Fund	33,336,157	Not applicable	Daily	Trade Day
Total	$245,746,821

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan Core Bond Fund	$33,608,073	Not applicable	Daily	Trade Day + 1 Day
JPMCB Equity Index - CF	69,950,895	Not applicable	Daily	Trade Day + 1 Day
SSgA Russell Small Cap Index NL-A	16,175,881	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & W	42,809,807	Not applicable	Daily	Trade Day
TimkenSteel Corporation ESOP Fund	18,949,729	Not applicable	Daily	Trade Day
Timken Company Stock Fund	28,276,625	Not applicable	Daily	Trade Day
Total	$209,771,010
Investments held by the Master Trust as of both December 31, 2016 and 2015 included the following:

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

The JPMorgan Core Bond Funds include investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities. The fair value of the investments in these funds has been determined using the net asset value per share.
The JPMCB Equity Index - CF includes investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair value of the investments in this fund has been determined using the net asset value per share.
The SSgA Russell Small Cap Index NL-A includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this fund has been determined using the net asset value per share.
The Wells Fargo Stable Value Funds E & W are collective investment funds that actively manage a diversified portfolio of investment contracts, and the associated portfolio of underlying assets. An investment by a plan in these funds results in the issuance of a given number of participation interests (Units) in the fund for the Plan's account. The fair value of the investments in this fund have been determined using the net asset value per share.
The TimkenSteel Corporation ESOP Fund is a collective investment fund that holds Timken Steel Corporation common stock and money market funds. The fair value of the participation units of this fund have been determined using the net asset value per share.
The Timken Company Stock Fund is a collective investment fund that holds Timken Company common stock and money market funds. The fair value of the participation units of this fund have been determined using the net asset value per share.
5. Related-Party Transactions
Related-party transactions include investments in the TimkenSteel Corporation ESOP Fund and the Timken Company Stock Fund. Transactions involving these investments are allowable party-in-interest transactions under ERISA.
The following is a summary of transactions in the TimkenSteel Corporation ESOP Fund and the Timken Company Stock Fund with the Master Trust for the year ended December 31, 2016:

Purchased and transferred in	$34,961,628
Sold and transferred out	$40,495,769
Purchases and benefits paid to participants include TimkenSteel Corporation common shares valued at quoted market prices at the date of purchase or distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered were based on customary and reasonable rates for such services.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)

6. Income Tax Status
The IRS has determined and informed the Plan Administrator, by a letter dated April 13, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator and the Plan's legal counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.
7. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TimkenSteel Corporation Voluntary Investment Pension Plan
EIN #46-4024951 Plan #004
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2016

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par, or Maturity Value	Current Value
Participant notes receivable*	Interest rates at 4.25% with various maturity dates	$3,529,436

*Indicates party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMKENSTEEL CORPORATION
VOLUNTARY INVESTMENT PENSION PLAN

Date:	June 28, 2017	/s/ Tina M. Beskid
Tina M. Beskid Vice President, Corporate Controller & Investor Relations TimkenSteel Corporation